October 11, 2005

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Response to Questions on Document Sciences Corporation’s Form 10-K for Fiscal Year

Ended December 31, 2004 and Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and

June 30, 2005 (File No. 000-20981)

Dear Ms. Collins:

This represents our response to the letter dated September 19, 2005 from Kathleen Collins, Accounting Branch Chief of the Securities and Exchange Commission, to John McGannon, President & CEO of Document Sciences, related to the SEC’s review of our 2004 Form 10-K and our Forms 10-Q for the fiscal quarters ended March 31, 2005 and June 30, 2005.

1.	We note your disclosure that your Chief Executive Officer (who also serves as your Chief Financial Officer), concluded that your disclosure controls and procedures were effective as of December 31, 2004 to alert him of information required to be included in periodic filings. Tell us how you considered Exchange Act Rule 13a-15(e) concluding that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

With regard to these comments, we will change our future filings to say –

John L. McGannon, our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of our disclosure controls and procedures, as that term is defined in Exchange Act Rule 13a-15(e), as of December 31, 2004 and has concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms.

2.	Clarify to us your accounting for the sale of initial license fees and annual renewal license and support fees (i.e., “ALF sales”). Based on disclosure on page 6 of your June 30, 2005 Form 10-Q, it appears that the Company’s policy changed from that disclosed in your December 31, 2004 Form 10-K. For example, your disclosure in the Form 10-K states that these revenues are recognized ratably over the contract period (as the Company does not separately sell the term license and related support and therefore cannot establish VSOE for each of these elements), while disclosure in the Form 10-Q indicates that the Company uses the residual method for “all license models” and VSOE can be determined as contracts “specifically state the amount of initial and annual license fees due.” Tell us how you considered paragraph 14 of APB 20. We may have further comments.

Initial license fees (ILF) represent the right for the customer to use the license upon initial sale of the license. We record revenue on initial license fees when an arrangement exists, the license has been delivered, the fees if fixed and collectibility is probable. Annual license fees (ALF) include the continued right to license the software as well as the right to receive unspecified upgrades and hotline support. ALF represent post contract support and are therefore recognized as revenue over the contract term. ALF are always sold in conjunction with the sale of ILF and is renewed on an annual basis.

Our disclosure in our Form 10-Q was a summary of the disclosure in our Form 10-K. We have maintained the same language in our summary disclosure and accordingly, have not made any changes to our revenue recognition accounting policies; therefore consideration of paragraph 14 of APB 20 is not applicable. To avoid any confusion and to better disclose our policies to our readers on our use of the residual method and VSOE, we will clarify these items in our new SEC disclosure as provided in comment 3 below. This disclosure will be included in all Forms 10-K and Forms 10-Q going forward.

3.	Explain to us how you identify the elements included in a software arrangement (i.e., software license, support, training, consulting, etc) and clarify how you establish VSOE for each of the elements in a multiple element arrangements. Refer to paragraph 10 of SOP 97-2 in your response.

We derive our revenues from the licensing of software (ILF), annual renewal license and support fees (ALF) and professional services. We are able to identify these elements because ILF and ALF are separately stated in our software license agreements and professional services are separately stated in our professional services agreements.

With regard to these comments, we will change our future filings to say (changes to the 2004 Form 10-K disclosure have been bolded) –

We derive our revenues from the licensing of software, annual renewal license and support fees (ALF) and professional services. We recognize revenue in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition, and Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements. Initial license fees (ILF) are recognized when a contract exists, the fee is fixed and determinable, software delivery has occurred and collection of the receivable is deemed probable. If an arrangement includes multiple elements, we allocate the contract amount to the various elements based on vendor-specific objective evidence (VSOE) of fair value, regardless of any separate prices stated within the contract for each element. We base our VSOE on the price charged when the same element is sold separately.

We use the residual method to recognize revenue for all of our license models when bundled with ALF (post-contract support). Under the residual method, the fair value of the undelivered element (ALF) is deferred and the remaining value of the contract is recognized as revenue (ILF) when the license has been delivered, the fee is fixed and collectibility is probable. ALF is recognized ratably over the contract period. Included in our ALF are unspecified maintenance releases.

Our contracts do not provide for specific upgrades. In addition, our standard contracts do not provide for rights of return or conditions of acceptance; however, in the rare case that acceptance criteria are provided, revenue is deferred and not recognized until all conditions are satisfied and written customer acceptance is obtained. We believe this approach to revenue recognition, when acceptance criteria exist, would not result in materially different amounts being reported under different conditions or using different assumptions.

If an undelivered element of the arrangement exists under the license arrangement, revenue is deferred based on VSOE of the fair value of the undelivered element. If VSOE of fair value does not exist for all undelivered elements, all revenue is deferred until sufficient evidence exists or all elements have been delivered. We recognize revenue on transactions with payment terms less than twelve months from the contract date, if we have a history of successfully collecting from the specific customer without providing concessions. Amounts billed or payments received in advance of revenue recognition are recorded as deferred revenue.

Professional services revenue includes consulting services and training related to our software products. Revenues generated from consulting services and training are recognized as the related services are performed and collectibility is deemed probable. However, when consulting services are deemed to be essential to the functionality of the delivered software product, revenue from the entire arrangement is recognized on a percentage of completion method or not until the contract is completed in accordance with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, and Accounting Research Bulletin (ARB) No. 45, Long-Term Construction-Type Contracts. We measure progress under the percentage of completion method, depending on how the contract language is written, either by using the percentage of total project hours completed or by the completion of phases in the consulting project. Because (i) the phases of our consulting projects are generally not of great duration (2-6 weeks on average) and (ii) we have a variety of projects progressing at the same time, we believe that there are very limited circumstances where materially different amounts would be reported under different conditions or using different assumptions.

We work in conjunction with our established VARs, with whom we have formal contracts defining the rights and obligations of the parties, to license software to end-users. We license software to our VARs, less a discount, from a fixed price list. We require a binding purchase order as evidence of an unconditional order by an end user from our VARs, with no rights of return or acceptance. License revenue from our VARs is recognized when software is licensed to an end user.

4.	Clarify to us the Company’s accounting for contract losses on fixed fee arrangements accounted for under the percentage of completion method. Refer to SOP 81-1 and ARB 45 in your response.

In accordance with SOP 81-1 and ARB 45, on a quarterly basis, we analyze all fixed fee arrangements to determine whether estimated cost for a contract exceeds estimated revenue. If estimated costs exceed the contract value, we establish a provision in that period for the entire loss on the contract.

We are committed to fully complying with applicable disclosure requirements and providing relevant disclosure to the investor community. We will provide you with courtesy hard copies of this response shortly. Should you have further comments, please contact me.

Sincerely,

John McGannon

President & CEO

Document Sciences Corporation